August 21, 2018

VIA EDGAR

Wilson K. Lee, Senior Accountant
Office of Real Estate & Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Acadia Realty Trust
    Form 10-K for the fiscal year ended December 31, 2017
    Filed February 27, 2018
    File No. 001-12002

Dear Mr. Lee:

Acadia Realty Trust (the “Company”, “we” or “our”) hereby responds to the comments of the staff of the Office of Real Estate & Commodities (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated August 13, 2018. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

FORM 8-K FILED

Exhibits 99.1 and 99.2

2018 Guidance

1.
We note that unlike previous years, when providing FFO per share guidance in the current year, you have excluded reconciliation to forecasted earnings per share. Please clarify and/or revise future filings accordingly. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please review future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and, in future filings, will provide the reconciliation of FFO per share guidance to forecasted earnings per share.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number below.

Sincerely,
/s/ John Gottfried
Senior Vice President and Chief Financial Officer
914-288-3380

Cc:    Richard Hartmann, Acadia Realty Trust
    Jason Blacksberg, Esq., Acadia Realty Trust